600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Scott Olson
(713) 220-4764 Direct solson@andrewskurth.com

December 27, 2013

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sabine Pass Liquefaction, LLC
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Sabine Pass Liquefaction, LLC (the “Company”), we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, the Company’s Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”).

The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Company. Attached is a letter from the Company indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please address any comments or questions regarding this filing to Scott Olson (713-220-4764) at Andrews Kurth LLP.

Very truly yours,

/s/ Scott Olson

Scott Olson

Enclosure

Sabine Pass Liquefaction, LLC

700 Milam Street, Suite 800

Houston, Texas 77002

December 27, 2013

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sabine Pass Liquefaction, LLC Exchange Offer

Ladies and Gentlemen:

In connection with the exchange offer (the “Exchange Offer”) being made by Sabine Pass Liquefaction, LLC (the “Company”) pursuant to the prospectus contained in the Company’s Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the “Commission”) and the related letter of transmittal, this letter will confirm the following:

(1) The Company is registering the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2) The Company has not entered into any arrangement or understanding with any person to distribute the registered 5.625% Senior Secured Notes due 2021 (the “New 2021 Notes”) or the registered 5.625% Senior Secured Notes due 2023 (the “New 2023 Notes,” and together with the New 2021 Notes, the “New Notes”) each to be received in the Exchange Offer in exchange for the Company’s outstanding 5.625% Senior Secured Notes due 2012 (the “Old 2021 Notes”) and the Company’s outstanding 5.625% Senior Secured Notes due 2023 (the “Old 2023 Notes,” and together with the Old 2021 Notes, the “Old Notes”), respectively, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offer, is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Company to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Company’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the New Notes. In this regard, the Company will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative

Securities and Exchange Commission

December 27, 2013

letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes, and the Company (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

(4) The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

Sincerely,

Sabine Pass Liquefaction, LLC

By:	/s/ H. Davis Thames
Name: H. Davis Thames
Title: Chief Financial Officer